

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 19, 2012

Joseph T. Johnson
Senior Vice President and Chief Financial Officer
CNL Lifestyle Properties, Inc.
450 South Orange Avenue
Orlando, Florida 32801

> **Re: CNL Lifestyle Properties, Inc.**
> **Form 10-K**
> **Filed March 21, 2012**
> **File No. 000-51288**

Dear Mr. Johnson:

We have reviewed your response letter dated August 23, 2012 and have the following additional comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the year ended December 31, 2011

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Economic and Market Trends

Portfolio Trends, page 68

1. We have considered your response to our prior comment 1. Please address the following related to your discussion of portfolio trends

   - It appears that EBITDA as disclosed in your Management's Discussion and Analysis includes EBITDA of managed properties that is included in the operations of the company and may meet the definition of a non-GAAP measure. Explain to us how you determined it would be appropriate to combine this measure with EBITDA of properties leased to third party operators.

   - We note the statement in your proposed disclosure that "These results are provided to us by our tenants and managers and while reviewed and analyzed by management, have not been reviewed for accuracy and completeness or verified. These results are the responsibility of the specific tenant and manager, and we have relied on them and their systems to provide us with accurate information." Please explain to us how you determined it was appropriate to include this information in your filing despite the fact that you are unable to verify its accuracy. Additionally, tell us whether the tenants have agreed to inclusion of this information in your filing and tell us whether the tenants have agreed to accept responsibility for information included in your 10-K.

Item 8. Financial Statements and Supplementary Data

2. Significant Accounting Policies

Segment Information, page 112

2. We have considered your response to our prior comment 2. We remain unclear how you have determined that you manage the company as one operating segment. The fact that management and the CODM review the operating performance of each property on an individual basis would seem to indicate that each property would meet the definition of an operating segment. Please provide us with more information to support your conclusions. Reference is made to ASC Topic 280-10-50-1 through ASC Topic 280-10-50-9.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Robert Telewicz, Staff Accountant at (202)551-3438 or the undersigned at (202)551-3629 if you have any questions.

Sincerely,

/s/ Kevin Woody

Kevin Woody
Accounting Branch Chief